UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 Amendment No. 7
                                       to
                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                           Southside Bancshares Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  844 700-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Allen H. Blake
                                    President
                                First Banks, Inc.
                                 135 N. Meramec
                             Clayton, Missouri 63105
                                 (314) 854-4600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                               Don G. Lents, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                                   Suite 3600
                            St. Louis, Missouri 63102
                                 (314) 259-2000

                                January 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                         (Continued on following pages)
                              (Page 1 of 23 Pages)

   ----------------------------                  -----------------------------
   CUSIP No. 844 700-10-4         Schedule 13D         Page 2 of 23 Pages
   ----------------------------                  -----------------------------

------------ -------------------------------------------------------------------

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         First Banks, Inc. (43-1175538)

------------ -------------------------------------------------------------------


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                      (b)  X

------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                                       WC
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Missouri, USA

------------ -------------------------------------------------------------------

   NUMBER OF SHARES       7     SOLE VOTING POWER

                                    1,583,460
                        ------- ------------------------------------------------

BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                        0
                        ------- ------------------------------------------------

    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                    1,583,460
                        ------- ------------------------------------------------

     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                        0
----------------------- ------- ------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,583,460

------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      18.9%

------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                                       HC

------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issuer.

              This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), issued by Southside Bancshares Corp., ("Southside"), whose principal executive offices are located at 3606 Gravois Avenue, St. Louis, Missouri 63116. The full text of the 13D is being filed with this amendment pursuant to Rule 13d-2(e) of the Securities Exchange Act of 1934, as amended.

Item 2.       Identity and Background.

              This   statement  is  filed  by  First  Banks,   Inc.  a  Missouri
corporation and registered bank holding company ("First Banks") with its principal office at 135 North Meramec, Clayton, Missouri 63105. The controlling shareholders of First Banks are (i) Mary W. Dierberg and James F. Dierberg II, Trustees under the living trust of James F. Dierberg II, dated July 24, 1989,
(ii) Mary W. Dierberg and Michael James Dierberg, trustees under the living trust of Michael James Dierberg, dated July 24, 1989, (iii) Mary W. Dierberg and Ellen C. Dierberg, trustees under the living trust of Ellen C. Dierberg, dated July 17, 1992, (iv) James F. Dierberg, trustee of the James F. Dierberg living trust, dated October 8, 1985, and (v) First Trust (Mary W. Dierberg and First Bank, Trustees of First Trust established U/I James F. Dierberg dated December 30, 1992). First Bank is a wholly-owned subsidiary of First Banks, Inc. James F. Dierberg and Mary W. Dierberg are husband and wife, and James F. Dierberg, II, Michael James Dierberg, and Ellen D. Schepman, formerly Ellen C. Dierberg, are their children (the "Dierberg Family").

              The directors and executive officers of First Banks and their positions with First Banks are as follows:

James F. Dierberg              Chairman of the Board of Directors and Chief Executive Officer
Allen H. Blake                 Director and President, Chief Operating Officer and Secretary
David L. Steward               Director
Douglas H. Yaeger              Director
Donald W. Williams             Senior Executive Vice President and Chief Credit Officer
Michael F. Hickey              Executive Vice President and Chief Information Officer
Terrance M. McCarthy           Executive Vice President
Michael F. McWhortor           Executive Vice President -- Banking Support
Frank H. Sanfilippo            Executive Vice President and Chief Financial Officer
Mark T. Turkcan                Executive Vice President -- Mortgage Banking
Lisa K. Vansickle              Vice President and Controller

              The information required by Item 2 with respect to First Banks is attached to this Schedule 13D as Exhibits 2A through 2Q, and is incorporated herein by reference.

Item 3.       Source and Amount of Funds or Other Consideration.

              The source of funds for First Banks is working capital.

Item 4.       Purpose of Transaction.

              The shares of Common Stock covered by this statement were acquired for investment purposes. First Banks intends to continue to assess the market for the Common Stock. First Banks may purchase additional shares of the Common Stock and/or acquire options to purchase shares of Common Stock or may dispose of shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. By order dated November 8, 1993, the Board of Governors of the Federal Reserve System approved the acquisition by First Banks of up to 19.99% of the voting shares of Southside. In connection therewith, First Banks must abide by certain passivity commitments contained in such order, until such time as such commitments may be modified or terminated.

              As described above in Item 2, the Dierberg Family controls First Banks. Members of the Dierberg Family, directly and indirectly, also control Investors of America, L.P., a Nevada limited partnership, which , as of January 30, 2001, beneficially owned 4.43 percent of the Common Stock of Southside. In addition, as of that date, 0.20% of Southside Common Stock was owned through an IRA for James F. Dierberg. First Banks disclaims beneficial ownership of the Common Stock owned by Investors of America, L.P. and the James F. Dierberg IRA.

              Southside has announced a "Dutch Auction" tender offer for purchase by the Company of up to 17.5% of the Common Stock. In reviewing the terms of the tender offer and its potential impact on First Banks, First Banks has determined that it may be advisable to explore the possibility of some form of business combination involving First Banks and Southside. First Banks has expressed interest in discussing the possibility of such a business combination to Southside and, in order to allow discussions concerning any potential transaction to proceed on a meaningful basis, First Banks has expressed a willingness to enter into a Confidentiality Agreement, so as to allow First Banks to conduct due diligence with respect to Southside and its operations.

              There can be no assurance that any proposal will be made with respect to any business combination involving First Banks and Southside, or that if any such proposal is made that it will prove acceptable to First Banks and Southside. Any proposed business combination or other transaction would be subject to negotiation and agreement with respect to applicable terms, approval by the Board of Governors of the Federal Reserve System, and other typical conditions.


Item 5.       Interest in Securities of the Issuer.

              (a) The aggregate percentage of shares of Common Stock reported owned by First Banks is based upon 8,393,528 shares outstanding as indicated by the Tender Offer Statement of Southside dated January 8, 2001. As of the close of business on January 30, 2001, First Banks beneficially owned 1,583,460 shares, or approximately 18.87 percent of such number of shares of Common Stock. Both the number of shares of Common Stock outstanding and the number of shares of Common Stock held by First Banks reflect stock splits which have occurred since the last amendment to this Schedule 13D.

              (b) As of January 30, 2001, First Banks beneficially owned 1,583,460 shares of the Common Stock and had the sole power to vote and dispose of all of such shares, which are owned outright.

              (c) First Banks has not effected any purchases of Common Stock during the past 60 days.

              (d) Not Applicable

              (e) Not Applicable

Item 6.       Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer

              Not Applicable

Item 7.       Material To Be Filed As Exhibits.

              Not Applicable

                                    SIGNATURE



              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2001


                                      FIRST BANKS, INC.

                                      By:        /s/ JAMES F. DIERBERG
                                              ----------------------------------
                                      Name           James F. Dierberg
                                      Title:         Chief Executive Officer

                                   Exhibit 2A


FIRST BANKS, INC.


State of Other Place of Organization:       Missouri
-------------------------------------


Principal Business:                         Bank Holding Company
-------------------


Address of Principal Business:              135 North Meramec
------------------------------
                                            Clayton, Missouri 63105

Address of Principal Office:                135 North Meramec
----------------------------
                                            Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

                                   Exhibit 2B


JAMES  F.  DIERBERG  (Chief  Executive  Officer  and  Chairman  of the  Board of
Directors of First Banks, Inc., and trustee of the James F. Dierberg living trust, dated October 8, 1985)


Residence or Business Address:              39 Glen Eagles Drive
------------------------------
                                            St. Louis, Missouri 63124

Principal Occupation or Employment:         Chairman of the Board of Directors
-----------------------------------           and Chief Executive Officer


         Name of Employer:                  First Banks, Inc.
         -----------------

         Principal Business:                Bank Holding Company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2C


MARY W. DIERBERG (Co-Trustee under the living trust of James F. Dierberg, II, dated July 24, 1989, the living trust of Michael James Dierberg, dated July 24, 1989, the living trust of Ellen C. Dierberg, dated July 17, 1992, and First Trust established U/I James F. Dierberg dated December 30, 1992).


Residence or Business Address:              39 Glen Eagles Drive
------------------------------
                                            St. Louis, Missouri 63124

Principal Occupation or Employment:         Housewife
-----------------------------------

Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2D


JAMES F. DIERBERG, II (Co-Trustee of the living trust of James F. Dierberg, II, dated July 24, 1989)


Residence or Business Address:              Phnom Penh
------------------------------
                                            Cambodia

Principal Occupation or Employment:         Journalist
-----------------------------------

         Name of Employer:                  Self-employed
         -----------------

         Principal Business:                Free Lance Journalist
         -------------------
         Address:                           Phnom Penh
         --------
                                            Cambodia


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2E


MICHAEL JAMES DIERBERG (Co-Trustee of the living trust of Michael James Dierberg, dated July 24, 1989)


Residence or Business Address:              1404 26th Street, NW
------------------------------
                                            Washington, DC 20007

Principal Occupation or Employment:         Attorney
-----------------------------------

         Name of Employer:                  Comptroller of the Currency
         -----------------


         Principal Business:                Regulation of National Banks
         -------------------

         Address:                           250 E Street SW
         --------
                                            Washington, DC 20219

Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2F


ELLEN DIERBERG SCHEPMAN (Co-Trustee of the living trust of Ellen C. Dierberg, dated July 17, 1992)


Residence or Business Address:              25 Spoede Lane
------------------------------
                                            St. Louis, Missouri 63141

Principal Occupation or Employment:         Marketing and Internet Coordinator
-----------------------------------

         Name of Employer:                      First Banks, Inc.
         -----------------


         Principal Business:                Bank Holding Company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105



Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2G


FIRST BANK (Co-Trustee of First Trust)


State of Other Place of Organization:       Missouri
-------------------------------------


Principal Business:                         Banking
-------------------


Address of Principal Business:              11901 Olive Boulevard
------------------------------
                                            St. Louis, Missouri 63141

Address of Principal Office:                11901 Olive Boulevard
----------------------------
                                            St. Louis, Missouri 63141

Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

                                   Exhibit 2H


ALLEN H. BLAKE (President, Chief Operating Officer, Secretary and Director of First Banks, Inc.)


Residence or Business Address:              2345 Kettington Road
------------------------------
                                            Chesterfield, Missouri 63017


Principal Occupation or Employment:         President and Chief Operating
                                            Officer
-----------------------------------

         Name of Employer:                  First Banks, Inc.
         -----------------

         Principal Business:                Bank holding company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2I


DONALD W. WILLIAMS (Senior Executive Vice President and Chief Credit Officer of First Banks, Inc., Chairman of the Board, President and Chief Executive Officer of First Bank)


Residence or Business Address:              18 Huntleigh Downs Drive
------------------------------
                                            St. Louis, Missouri 63131


Principal Occupation or Employment:         Senior Executive Vice President and
-----------------------------------
                                            Chief Credit Officer

         Name of Employer:                  First Banks, Inc.
         -----------------

         Principal Business:                Bank holding company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2J


MICHAEL F. HICKEY (Executive Vice President and Chief Information Officer of First Banks, Inc.)


Residence or Business Address:              12 Brambalette Hollow
------------------------------
                                            O'Fallon, Missouri 63366


Principal Occupation or Employment:         Executive Vice President and
-----------------------------------
                                            Chief Information Officer

         Name of Employer:                  First Banks, Inc.
          ----------------

         Principal Business:                Bank holding company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2K


TERRANCE M. McCARTHY (Executive Vice President of First Banks, Inc., Chairman of the Board of Directors, Chief Executive Officer and President of First Bank & Trust)


Residence or Business Address:              1047 Sunrise Ridge
------------------------------
                                            Lafayette, California 94549


Principal Occupation or Employment:         Chairman of the Board of Directors,
-----------------------------------
                                            Chief Executive Officer and
                                            President of First Bank & Trust

         Name of Employer:                  First Banks, Inc.
         -----------------

         Principal Business:                Bank holding company
         -------------------

         Address:                           550 Montgomery Street, 10th Floor
         --------
                                            San Francisco, California 94111


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2L


MICHAEL F. McWHORTOR (Executive Vice President--Banking Support of First Banks, Inc.)


Residence or Business Address:              1141 North Drive
------------------------------
                                            Warson Woods, Missouri 63122


Principal Occupation or Employment:         Executive Vice President--Banking
                                            Support
-----------------------------------

         Name of Employer:                  First Banks, Inc.
         -----------------

         Principal Business:                Bank holding company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2M


FRANK H. SANFILIPPO (Executive Vice President and Chief Financial Officer of First Banks, Inc.)


Residence or Business Address:              12007 Foursome Place
------------------------------
                                            Sunset Hills, Missouri 63128


Principal Occupation or Employment:         Executive Vice President and
-----------------------------------         Chief Financial Officer



         Name of Employer:                  First Banks, Inc.
         -----------------

         Principal Business:                Bank holding company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2N


MARK T.  TURKCAN  (Executive  Vice  President--Mortgage  Banking of First Banks,
Inc.)


Residence or Business Address:              711 Bent Brook Road
------------------------------
                                            St. Louis, Missouri 63122


Principal Occupation or Employment:         Executive Vice President--
-----------------------------------         Mortgage Banking


         Name of Employer:                  First Banks, Inc.
         -----------------

         Principal Business:                Bank holding company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2O


LISA K. VANSICKLE (Vice President and Controller of First Banks, Inc.)


Residence or Business Address:              1261 Woodland Trails Drive
------------------------------
                                            Kirkwood, Missouri 63122


Principal Occupation or Employment:         Vice President and Controller
-----------------------------------

         Name of Employer:                  First Banks, Inc.
         -----------------

         Principal Business:                Bank holding company
         -------------------

         Address:                           135 North Meramec
         --------
                                            Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2P

DAVID L. STEWARD (Director of First Banks, Inc.)


Residence or Business Address:              127 Weldon Parkway
------------------------------
                                            St. Louis, Missouri 63043


Principal Occupation or Employment:         Chairman of the Board of Directors,
-----------------------------------           and Chief Executive Officer




         Name of Employer:                  World Wide Technology, Inc.
         -----------------

         Principal Business:                Internet-based hardware, software
         -------------------
                                            and networking solutions

         Address:                           127 Weldon Parkway
         --------
                                            St. Louis, Missouri 63043


Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------

                                   Exhibit 2Q


DOUGLAS H. YAEGER (Director of First Banks, Inc.)


Residence or Business Address:              720 Olive Street, Room 1507
------------------------------
                                            St. Louis, Missouri 63101


Principal Occupation or Employment:         Chairman of the Board of Directors,
-----------------------------------         President and Chief Executive
                                            Officer


         Name of Employer:                  Laclede Gas Company
         -----------------

         Principal Business:                Retail distribution of natural gas
         -------------------

         Address:                           720 Olive Street, Room 1507
         --------
                                            St. Louis, Missouri 63101




Criminal Proceedings During Last 5 Years:   None
-----------------------------------------

Civil Proceedings During Last 5 Years:      None
--------------------------------------

Citizenship:                                U. S. A.
------------